SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome
Shinjuku-ku, Tokyo 150-8510, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

August 31, 2018	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

LINE Launches Its 1st Cryptocurrency 'LINK'

•	LINK to be exclusively available on the BITBOX digital asset exchange in September
•	As a reward system, users can easily acquire LINK by using a wide range of LINE services
•	LINE also introduces its independently created blockchain network LINK Chain, to allow seamless integration of decentralized apps
•
Note: For residents in Japan, "LINK Point" will be used instead of LINK, and LINK Point cannot be traded or exchanged before LINE gets official regulatory authorization, and can only be used with LINE Points at this time

TOKYO – August 31, 2018 – LINE Corporation announced today that it has launched its first digital token, LINK (link.network), and its first blockchain network, LINK Chain, both of which were built independently by LINE. With the launch, LINE becomes one of the largest and most-established companies to develop and issue a cryptocurrency.

Unlike other cryptocurrencies or digital tokens, LINK will not make an Initial Coin Offering (ICO), but instead utilizes a reward system that gives users LINK as compensation for using certain services within the LINE ecosystem. For example, a user who has joined and participated in one of the decentralized app (dApp) services related to LINK can receive LINK as incentive. That LINK can then be used as payments or rewards within the dApp services that will launch soon, and for service categories like contents, commerce, social, gaming, exchange and more within the LINE ecosystem.

LINE plans to register LINK exclusively on its global digital asset exchange BITBOX (www.bitbox.me) in September, where the new cryptocurrency will be distributed to users. Along with the dApps that will be launched soon, BITBOX will be the platform where users are able to acquire LINK and trade LINK with other digital assets. Furthermore, BITBOX will provide exclusive benefits to LINK holders, such payments or discounts on trading fees and many promotional events.

LINK operates using LINK Chain, a blockchain network (mainnet) that was also built by LINE following the launch of the Genesis Block on August 23. LINK Chain is a service-oriented blockchain network that enables dApps to be directly applied to the LINE messaging platform. In addition, LINE's extensive know-how in building platform infrastructure and large scale-out networks means both stability and minimized wait times (which, until now, has been a weakness of the decentralized blockchains), even for a system with a very large number of users.

To expand and develop the blockchain ecosystem, LINE will encourage and support diverse dApp services – including those not operated by LINE – to participate in LINE's blockchain network. Through building a token economy based on a win-win relationship between consumption and rewards, LINE aims to establish itself as a leading digital reward platform.

"Over the last seven years, LINE was able to grow into a global service because of our users, and now with LINK, we wanted to build a user-friendly reward system that gives back to our users," said LINE CEO Takeshi Idezawa. "With LINK, we would like to continue developing as a user participation-based platform, one that rewards and shares added value through the introduction of easy-to-use dApps for people's daily lives."

A total of 1 billion LINK will be gradually issued, according to how this ecosystem develops. Of that amount, 800 million will be allocated for user rewards, while 200 million will be managed by LINE Tech Plus, the issuer of LINK, as a reserve.

For residents in Japan, LINK Point will be received as rewards for activities in dApp services instead of LINK. Japanese users can use LINK Point within dApp services or change it for LINE Points. However until LINE gets authorization for cryptocurrency trading and exchanges by the regulatory authorities in Japan, LINK Point cannot be deposited, withdrawn, transferred, traded or exchanged at cryptocurrency exchanges, including BITBOX.

■ LINK Overview
●	Definition: Cryptocurrency (or digital token) for use within the LINE ecosystem
●	Official website: link.network
●	Name: LINK (or "LINK Point" in Japan)
●	Issuer: LINE Tech Plus (based in Singapore)
●	Total amount issued: 1 billion (user rewards 800 million; LINE Tech Plus reserves 200 million), to be gradually issued based on how the ecosystem develops
●	Issuing method: Issued free of charge as a reward for service contributors
●	Units: The basic unit is the LINK, and the smallest unit is the cony (1,000,000 cony = 1 LINK)
●	Types of LINK usage by service category:
1)	Content: Payment for music, videos, and webtoons
2)	Commerce: Payment for products/services, discount benefits, and payback
3)	Social: In-app payment systems and wire transfers between individuals
4)	Gaming: In-game trading and character improvements
5)	Exchange: Payment of commissions, fee discounts and cryptocurrency trading at BITBOX

■ LINE Corporation Overview
(1) Name: LINE Corporation
(2) Location: JR Shinjuku Miraina Tower 23F, 4-1-6 Shinjuku, Shinjuku-ku, Tokyo, Japan
(3) Representative: Takeshi Idezawa, Representative Director, President and CEO
(4) Business: Provision and operation of the LINE messaging app and content and services made available on the LINE platform, in addition to other web service businesses and AI businesses
(5) Capital: JPY 95,453 million (as of June 30, 2018)
(6) Date of establishment: September 4, 2000
(7) Number of employees: 1,692 (non-consolidated basis; as of April 30, 2018)
(8) Revenue: JPY 167,147 million, consolidated (for the fiscal year ending December 31, 2017, calculated in accordance with IFRS)

■ LVC Corporation Overview
(1) Name: LVC Corporation
(2) Location: 4-1-6 Shinjuku, Shinjuku-ku, Tokyo, Japan
(3) Representative: Youngsu Ko
(4) Business: Holding company of cryptocurrency exchange and blockchain businesses
(5) Capital: JPY 1,210 million
(6) Date of establishment: January 31, 2018

■ LINE Tech Plus PTE. LTD. Overview
(1) Name: LINE Tech Plus PTE. LTD.
(2) Location: 10 ANSON ROAD#23-14L INTERNATIONAL PLAZA SINGAPORE (079903)
(3) Representative: Youngsu Ko, Representative Director
(4) Business: Intermediation service for trading or exchange of cryptocurrencies via cryptocurrency exchange BITBOX
(5) Date of establishment: April 11, 2018

About LINE Corporation
Based in Japan, LINE Corporation (NYSE:LN/TSE:3938) is dedicated to the mission of "Closing the Distance," bringing together information, services and people. The LINE messaging app launched in June 2011 and since then has grown into a diverse, global ecosystem that includes AI technology, fintech and more.

Media Inquiries
Global PR: dl_gpr@linecorp.com